September 26, 2019

Peter Seymour
Chief Financial Officer
Douglas Emmett, Inc.
1299 Ocean Avenue
Suite 1000
Santa Monica, CA 90401

       Re: Douglas Emmett, Inc.
           Form 10-K for the year ended December 31, 2018
           Filed February 15, 2019
           File No. 001-33106

Dear Mr. Seymour:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
and
                                                          Commodities